                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   -----------


                                    FORM 11-K


(Mark One):
[ X ]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934 [NO FEE REQUIRED].

For the fiscal year ended December 31, 1998

OR

[   ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 [NO FEE REQUIRED]

For the transition period from __________ to __________

COMMISSION FILE NUMBER 1-6780




                      RAYONIER INVESTMENT AND SAVINGS PLAN
                             FOR SALARIED EMPLOYEES
                            (Full title of the Plan)

                                  RAYONIER INC.
                               1177 Summer Street
                        Stamford, Connecticut 06905-5529
    (Name and address of Issuer of the securities held pursuant to the Plan)

                         RAYONIER INVESTMENT AND SAVINGS
                           PLAN FOR SALARIED EMPLOYEES

                          INDEX TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997


                                                                         PAGE
                                                                         ----
Report of Independent Public Accountants                                   1

Statement of Net Assets Available for Benefits with
   Fund Information as of December 31, 1998                                2

Statement of Net Assets Available for Benefits with
   Fund Information as of December 31, 1997                                3

Statement of Changes in Net Assets Available for Benefits
   with Fund Information for the Year Ended December 31, 1998              4

Notes to Financial Statements                                             5-9

Schedule I
   Item 27(a) Schedule of Assets Held for Investment Purposes as
   of December 31, 1998                                                   10

Schedule II
   Item 27(d) Schedule of Reportable Transactions for the Year
   Ended December 31, 1998                                               11-12

Consent of Independent Public Accountants                                 13

Signatures                                                                14

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the Rayonier Investment and Savings Plan for Salaried Employees:

We have audited the accompanying statements of net assets available for benefits with fund information of the Rayonier Investment and Savings Plan for Salaried Employees as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits with fund information for the year ended December 31, 1998. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits with fund information of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits with fund information for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits with fund information and statement of changes in net assets available for benefits with fund information is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                ARTHUR ANDERSEN LLP

Stamford, Connecticut
June 25, 1999

           RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                             AS OF DECEMBER 31, 1998

                                                                                                           LOAN
                                                       FUND A       FUND B        FUND C      FUND D        FUND         TOTAL
                                                     -----------  -----------  -----------  -----------  -----------  -----------
ASSETS

Receivables:
     Accrued income                                  $       390  $       165  $    91,415  $        29  $         7  $    92,006
     Employer Contributions                               14,663           --           --           --           --       14,663
     Member Contributions                                     --       28,455           --        4,253           --       32,708
                                                     -----------  -----------  -----------  -----------  -----------  -----------
           Total receivables                              15,053       28,620       91,415        4,282            7      139,377

Investments, at fair value (Note 2):
     Banker's Trust Pyramid Discretionary Cash Fund      415,793       62,000       38,000       19,000           --      534,793
     Banker's Trust Pyramid Equity Index Fund                 --   25,946,675           --           --           --   25,946,675
     Banker's Trust Pyramid Open End GIC Fund                 --           --   16,031,050           --           --   16,031,050
     Banker's Trust Pyramid Balanced Fund                     --           --           --    7,509,777           --    7,509,777
     Rayonier Inc. Common Shares                      40,405,549           --           --           --           --   40,405,549
     Member loans receivable                                  --           --           --           --    1,550,427    1,550,427
                                                     -----------  -----------  -----------  -----------  -----------  -----------

           Total investments                          40,821,342   26,008,675   16,069,050    7,528,777    1,550,427   91,978,271
                                                     -----------  -----------  -----------  -----------  -----------  -----------
           Total assets                               40,836,395   26,037,295   16,160,465    7,533,059    1,550,434   92,117,648

LIABILITIES

Accounts payable                                          16,278        9,997        6,907        3,047           --       36,229
                                                     -----------  -----------  -----------  -----------  -----------  -----------
           Total liabilities                              16,278        9,997        6,907        3,047           --       36,229

                                                     -----------  -----------  -----------  -----------  -----------  -----------
           NET ASSETS AVAILABLE FOR BENEFITS         $40,820,117  $26,027,298  $16,153,558  $ 7,530,012  $ 1,550,434  $92,081,419
                                                     ===========  ===========  ===========  ===========  ===========  ===========


The accompanying notes to the financial statements are an integral part of this statement.

           RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                             AS OF DECEMBER 31, 1997

                                                                                                          LOAN
                                                        FUND A       FUND B       FUND C     FUND D       FUND         TOTAL
                                                     -----------  -----------  -----------  ----------  ----------  -----------
ASSETS

Receivables:
     Accrued income                                  $       725  $        97  $    80,511  $       30  $       --  $    81,363
     Employer contributions                               58,000           --        1,000          --          --       59,000
     Member contributions                                 28,895      103,294       27,803      18,392          --      178,384
                                                     -----------  -----------  -----------  ----------  ----------  -----------
           Total receivables                              87,620      103,391      109,314      18,422          --      318,747

Investments, at fair value (Note 2):
     Banker's Trust Pyramid Discretionary Cash Fund      336,244       26,715           --       4,966      22,477      390,402
     Banker's Trust Pyramid Equity Index Fund                 --   20,107,475           --          --          --   20,107,475
     Banker's Trust Pyramid Open End GIC Fund                 --           --   15,728,099          --          --   15,728,099
     Prudential Jennison Balanced Fund                        --           --           --   5,997,494          --    5,997,494
     Rayonier Inc. Common Shares                      36,147,607           --           --          --          --   36,147,607
     Member loans receivable                                  --           --           --          --   1,546,553    1,546,553
                                                     -----------  -----------  -----------  ----------  ----------  -----------
           Total investments                          36,483,851   20,134,190   15,728,099   6,002,460   1,569,030   79,917,630
                                                     -----------  -----------  -----------  ----------  ----------  -----------

           Total assets                               36,571,471   20,237,581   15,837,413   6,020,882   1,569,030   80,236,377

LIABILITIES

Accounts payable                                          16,315       34,864        6,632       2,501      22,477       82,789
                                                     -----------  -----------  -----------  ----------  ----------  -----------
           Total liabilities                              16,315       34,864        6,632       2,501      22,477       82,789
                                                     -----------  -----------  -----------  ----------  ----------  -----------
           NET ASSETS AVAILABLE FOR BENEFITS         $36,555,156  $20,202,717  $15,830,781  $6,018,381  $1,546,553  $80,153,588
                                                     ===========  ===========  ===========  ==========  ==========  ===========


The accompanying notes to the financial statements are an integral part of this statement.

           RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                                                                          FUND D
                                                                 FUND A             FUND B             FUND C           (PRUDENTIAL)
                                                              ------------        -----------       ------------        -----------
ADDITIONS

Additions to net assets attributed to:
     Investment Income:
          Net appreciation in fair value of investments       $  3,008,003        $ 5,803,631       $         --        $        --
          Dividends                                              1,061,959                 --                 --                 --
          Interest                                                   7,023              1,681            958,076                 --
                                                              ------------        -----------       ------------        -----------
                                                                 4,076,985          5,805,312            958,076                 --
     Contributions:
          Employer's                                             1,561,362                 --             18,020                 --
          Members'                                                 868,822          1,653,359            727,794                 --
                                                              ------------        -----------       ------------        -----------
                                                                 2,430,184          1,653,359            745,814                 --
                                                              ------------        -----------       ------------        -----------
Total additions                                                  6,507,169          7,458,671          1,703,890                 --
                                                              ------------        -----------       ------------        -----------

DEDUCTIONS

Deductions from net assets attributed to:
          Distributions to members                               1,783,136          1,963,987          1,234,930                 --
          Administrative expenses                                   91,307             55,983             40,717                 --
                                                              ------------        -----------       ------------        -----------
Total deductions                                                 1,874,443          2,019,970          1,275,647                 --
                                                              ------------        -----------       ------------        -----------

Net increase prior to transfers                                  4,632,726          5,438,701            428,243                 --

     Transfer from Prudential Jennison Balanced Fund to
                   Banker's Trust Pyramid Balanced Fund                 --                 --                 --         (5,997,494)

Interfund transfers                                               (367,765)           385,880           (105,466)                --
                                                              ------------        -----------       ------------        -----------
Net increase / (decrease)                                        4,264,961          5,824,581            322,777         (5,997,494)

NET ASSETS AVAILABLE FOR BENEFITS:
     Beginning of period                                        36,555,156         20,202,717         15,830,781          5,997,494
                                                              ------------        -----------       ------------        -----------
     End of period                                            $ 40,820,117        $26,027,298       $ 16,153,558        $        --
                                                              ============        ===========       ============        ===========



                                                                        FUND D                LOAN
                                                                    (BANKER'S TRUST)          FUND                    TOTAL
                                                                    ----------------         -----                    -----
ADDITIONS

Additions to net assets attributed to:
     Investment Income:
          Net appreciation in fair value of investments            $ 1,288,963         $         --             $10,100,597
          Dividends                                                         --                   --               1,061,959
          Interest                                                         931              117,516               1,085,227
                                                                   -----------         ------------             -----------
                                                                     1,289,894              117,516              12,247,783
     Contributions:
          Employer's                                                        --                   --               1,579,382
          Members'                                                     568,850                   --               3,818,825
                                                                   -----------         ------------             -----------
                                                                       568,850                   --               5,398,207
                                                                   -----------         ------------             -----------
Total additions                                                      1,858,744              117,516              17,645,990
                                                                   -----------         ------------             -----------
DEDUCTIONS
Deductions from net assets attributed to:
          Distributions to members                                     530,942                   --               5,512,995
          Administrative expenses                                       17,157                   --                 205,164
                                                                   -----------         ------------             -----------
Total deductions                                                       548,099                   --               5,718,159
                                                                   -----------         ------------             -----------

Net increase prior to transfers                                      1,310,645              117,516              11,927,831

     Transfer from Prudential Jennison Balanced Fund to
                   Banker's Trust Pyramid Balanced Fund              5,997,494                   --                      --

Interfund transfers                                                    200,986             (113,635)                     --
                                                                   -----------         ------------             -----------
Net increase / (decrease)                                            7,509,125                3,881              11,927,831

NET ASSETS AVAILABLE FOR BENEFITS:
     Beginning of period                                                20,887            1,546,553              80,153,588
                                                                   -----------         ------------             -----------

     End of period                                                 $ 7,530,012         $  1,550,434             $92,081,419
                                                                   ===========         ============             ===========


The accompanying notes to the financial statements are an integral part of this statement.

                         RAYONIER INVESTMENT AND SAVINGS
                           PLAN FOR SALARIED EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS


1.    DESCRIPTION OF THE PLAN

      The following brief description of the Rayonier Investment and Savings Plan for Salaried Employees (the Plan) is provided for general information purposes only. Members should refer to the Plan document for a more complete description of the Plan's provisions.

      (a)   General

      The Plan is a defined contribution plan covering all eligible full-time salaried employees of Rayonier Inc. (the Company) upon the first day of any month following the employee's date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      (b)   Contributions

      Each year, members may elect to contribute up to 16 percent of the Member's Salary, as defined, to the Plan. Contributions may be made on a before-tax basis, an after-tax basis or a combination thereof. Each Plan year the Company contributes one-half of one percent of each Member's Salary to the Members Retirement Account. The Company also makes a matching contribution of 60 percent of the first 6 percent of each Member's Salary that a member contributes to the plan. Member before-tax contributions were limited by the Internal Revenue Service to $10,000 and $9,500 per year during 1998 and 1997, respectively.

      (c)   Member Accounts

      Each member's account is credited with the member's contribution and the related Company contribution. Plan earnings and administrative expenses are allocated to member accounts based upon account balances. Forfeited balances of terminated members' nonvested accounts are used to reduce future Company contributions. The benefit to which a member is entitled is the benefit that can be provided from the member's vested account.

      (d)   Vesting

      Members are immediately vested in their contributions plus actual earnings thereon. Vesting in the member's Company contribution account plus actual earnings thereon is based on years of service. A member vests 20 percent after each year of service with full vesting after five years of service.

      (e)   Investment Options

      Contributions to the Plan are invested in the following funds:

      FUND A

      Funds are invested in Rayonier Inc. Common Shares.

      FUND B

      Funds are invested in a commingled fund comprised of a portfolio of common stocks, all of which are included in the Standard and Poor's 500 Composite Stock Index (S&P 500), with the objective of providing investment results which will approximate the performance of the S&P 500.

      FUND C

      Funds are invested in a commingled fund comprised of a diversified portfolio of Guaranteed Investment Contracts issued by banks, insurance companies and other financial institutions with the objective of providing a stable rate of return consistent with the preservation of principal.

      FUND D

      Funds are invested in an index fund that matches the S&P 500 and the Lehman Aggregate Bond Index. Assets of the Banker's Trust Pyramid Balanced Fund are managed by Banker's Trust. Prior to January 2, 1998, the transfer date, assets were managed by Prudential Investments under the Prudential Jennison Balanced Fund. The investment objectives of these two funds are substantially the same.

     Upon enrollment in the Plan, a member may direct contributions in five percent increments to Fund A, Fund B, Fund C and Fund D. Members may change their investment options monthly. All Company contributions are made to Fund A with the following exception: a member who has attained age 55 may direct all or part of the member's Company contribution to Fund C.

      (f)   Member Loans

      Members may borrow from their fund accounts a minimum of $1,000. Loan amounts may not exceed the lesser of (a) 50 percent of the member's vested balance, or (b) $50,000 reduced by the member's highest outstanding loan balance, if any, during the prior one-year period. In no event may a member borrow from the member's Retirement Account. Loan transactions are treated as transfers between the investment funds and the loan fund. Loan terms range from one to five years or up to fifteen years for the purchase of a primary residence. The loans are secured by the balance in the member's account and bear interest at a rate commensurate with local prevailing rates as determined periodically by the Plan Committee. The loans bear fixed interest rates that range from 9.5 percent to 11.5 percent at both December 31, 1998 and 1997. Principal and interest are paid ratably through monthly payroll deductions.

      (g)   Payment of Benefits and Withdrawals

      Plan benefits are payable to participants at the time of termination or retirement (including early retirement), in the case of becoming permanently and totally disabled, or to their beneficiary in the event of death, based on the fully vested balance of their accounts. Alternatively, upon termination, a member whose vested account balance exceeds $5,000 may elect to defer distribution until the March 31 valuation date in the year following the member's attainment of age 70-1/2. Provided the member's vested account balance exceeds $5,000, the member may elect to receive benefit payments in annual installments generally over a period not to exceed twenty years.

      Withdrawals may be made, at a minimum interval of six months, of any amount in the individual's after tax account in excess of a prescribed minimum. Distributions from before tax accounts are prohibited before attaining the age of 59-1/2 except in case of death, permanent and total disability or financial hardship. Existence of financial hardship will be determined based on Internal Revenue Service criteria.

      (h)   Forfeited Accounts

      Forfeited nonvested accounts are used to reduce future employer contributions. In 1998, employer contributions were reduced by $61,189 from forfeited nonvested accounts.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      (a)   Basis of Accounting

      The accompanying financial statements of the Plan are prepared under the accrual method of accounting and are based on information certified to be complete and accurate by Banker's Trust, the trustee.

      (b)   Use of Estimates

      The preparation of the financial statements requires the use of certain estimates in determining the reported amount of assets and liabilities at the date of the financial statements and the reported amount of contributions, earnings, distributions and expenses during the reporting period. Actual results could differ from those estimates.

      (c)   Investment Valuation and Income Recognition

      The Plan's investments are stated at fair value. Investment in Rayonier Inc. Common Shares is based upon the quoted market price. Member loans receivable are valued at cost which approximates fair value.

      Certain Plan investments are shares of commingled investment funds. The fair value of such shares is determined by the trustee of each fund based upon the current market values of the underlying assets of the trust. The Company has received a copy of the financial statements of each of the commingled investment funds. Statements of net assets as of December 31, 1998 for the Banker's Trust Pyramid Discretionary Cash Fund, the Banker's Trust Pyramid Equity Index Fund, the Banker's Trust Pyramid Open End GIC Fund and the Banker's Trust Pyramid Balanced Fund are filed directly with the Department of Labor under the EIN # 13-6043638.

      Purchases and sales of securities are recorded on a trade-date basis. The cost of securities sold is determined on the average cost basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      (d)   Payment of Benefits

      Benefits are recorded when paid.

3.    RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of commingled investment funds managed by Banker's Trust Company (BT). BT is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid to BT for investment management services related to the Plan amounted to $87,776 in 1998. In addition, certain Plan investments are Rayonier Inc. Common Shares. As Rayonier Inc. is the Plan Sponsor, these transactions qualify as party-in-interest transactions.

4.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, members will become 100 percent vested in their accounts.

5.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                                   As of December 31,
                                                                1998                 1997
                                                            ------------         ------------
Net assets available for plan benefits per the
    financial statements                                    $ 92,081,419         $ 80,153,588
Amounts allocated to withdrawing members                      (1,409,126)             (58,968)
                                                            ------------         ------------

Net assets available for plan benefits per Form 5500        $ 90,672,293         $ 80,094,620
                                                            ============         ============


      The following is a reconciliation of benefits paid to members according to the financial statements to Form 5500:

                                                              Year Ended
                                                           December 31, 1998
                                                           -----------------
Benefits paid to members per the financial statements        $ 5,512,995
Add:  Amounts allocated to withdrawing
  members - current year                                       1,409,126
Less: Amounts allocated to withdrawing
  members - prior year                                           (58,968)
                                                             -----------
Benefits paid to members per Form 5500                       $ 6,863,153
                                                             ===========

      Amounts allocated to withdrawing members are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not paid as of that date.

6.    TAX STATUS

      The Internal Revenue Service has determined and informed the Plan Administrator by a letter dated December 27, 1995, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC.

7.    ADMINISTRATIVE EXPENSES

      An annual charge to the Plan of up to 0.25 percent of the market value of the assets held by the Plan is charged for expenses incurred in conjunction with Plan administration. Such expenses include, but are not limited to, investment management, trustee, record-keeping and audit fees. The Company pays the balance of Plan expenses in excess of the maximum charge to the Plan.

                                                                      SCHEDULE I


           RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
           ITEM 27(a) SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1998
                                 PLAN NUMBER 100
                    EMPLOYER IDENTIFICATION NUMBER 13-2607329

(a)              ( b)                                  (c)                                     (d)                  (e)
                                                                                                                 Current
           Units / Shares                          Description                                 Cost                Value
           --------------                          -----------                                 ----                -----
  *               534,793          Banker's Trust Pyramid Discretionary Cash Fund          $   534,793          $   534,793

  *                 8,884          Banker's Trust Pyramid Equity Index Fund                 12,964,662           25,946,675

  *            16,031,050          Banker's Trust Pyramid Open End GIC Fund                 16,031,050           16,031,050

  *                31,225          Banker's Trust Pyramid Balanced Fund                      6,296,499            7,509,777

  *               879,567          Rayonier Inc. Common Shares                              31,790,436           40,405,549

  **            1,550,427          Member loans receivable                                   1,550,427            1,550,427
                                                                                           -----------          -----------
                                                                                           $69,167,867          $91,978,271
                                                                                           ===========          ===========


*     Denotes Party-In-Interest

** The loans bear fixed interest rates that range from 9.5 percent to 11.5 percent.

                                                                     SCHEDULE II

           RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
                 ITEM 27(d) SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                 PLAN NUMBER 100
                    EMPLOYER IDENTIFICATION NUMBER 13-2607329

     (a)                               (b)                          (c)           (d)           (g)            (h)          (i)
                                                                                                             Current
                                                                                                              Value
                                                                                                           of Asset on
                                                                                                              Trans-        Net
 Identity of                                                     Purchase       Selling        Cost of        action       Gain
    Party                   Description of Transaction            Price          Price         Asset           Date        (Loss)
-------------               --------------------------            -----          -----         -----           ----        ------
 Series of
Transactions
------------

Banker's Trust  Purchase of 13,348,133 shares of the Banker's
    Company     Trust Pyramid Discretionary Cash Fund          $  13,348,133  $         --  $   13,348,133  $13,348,133  $       --
                                                               =============  ============  ==============  ===========  ==========


Banker's Trust  Sale of 13,181,265 shares of the Banker's
    Company     Trust Pyramid Discretionary Cash Fund          $          --  $ 13,181,265  $   13,181,265  $13,181,265  $       --
                                                               =============  ============  ==============  ===========  ==========

Banker's Trust  Purchase of 924 shares of the Banker's Trust
    Company     Pyramid Equity Index Fund                      $   2,380,164  $         --  $    2,380,164  $ 2,380,164  $       --
                                                               =============  ============  ==============  ===========  ==========

Banker's Trust  Sale of 900 shares of the Banker's Trust
    Company     Pyramid Equity Index Fund                      $          --  $  2,344,594  $    1,267,248  $ 2,344,594  $1,077,346
                                                               =============  ============  ==============  ===========  ==========

Banker's Trust  Purchase of 2,307,089 shares of the Banker's
    Company     Trust Pyramid Open End GIC Fund                $   2,307,089  $         --  $    2,307,089  $ 2,307,089  $       --
                                                               =============  ============  ==============  ===========  ==========

Banker's Trust  Sale of 2,004,138 shares of the Banker's
    Company     Trust Pyramid Open End GIC Fund                $          --  $  2,004,138  $    2,004,138  $ 2,004,138  $       --
                                                               =============  ============  ==============  ===========  ==========

Banker's Trust  Purchase of 34,808 shares of Banker's Trust
    Company     Pyramid Balance Fund                           $   7,015,913  $         --  $    7,015,913  $ 7,015,913  $       --
                                                               =============  ============  ==============  ===========  ==========

                                                                     SCHEDULE II
                                                                     (Continued)

           RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
                 ITEM 27(d) SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                 PLAN NUMBER 100
                    EMPLOYER IDENTIFICATION NUMBER 13-2607329

     (a)                               (b)                              (c)          (d)          (g)          (h)          (i)
                                                                                                             Current
                                                                                                              Value
                                                                                                            of Asset on
                                                                                                              Trans-        Net
 Identity of                                                          Purchase      Selling      Cost of      action       Gain
    Party                   Description of Transaction                  Price         Price       Asset        Date        (Loss)
-------------               --------------------------                  -----         -----       -----        ----        ------
 Series of
Transactions
------------
  Banker's Trust  Sale of 3,583 shares Banker's Trust Pyramid
      Company     Balanced Fund                                        $        --  $   795,097  $  719,414  $  795,097  $   75,683
                                                                       ===========  ===========  ==========  ==========  ==========
  Banker's Trust  Sale of 2,129,216 shares of the Prudential Jennison
      Company     Balanced Fund                                        $        --  $ 5,997,496  $4,573,330  $5,997,496  $1,424,166
                                                                       ===========  ===========  ==========  ==========  ==========
  Banker's Trust  Purchase of 97,541 Rayonier Inc.
      Company     Common Shares                                        $ 4,203,114  $        --  $4,203,114  $4,203,114  $       --
                                                                       ===========  ===========  ==========  ==========  ==========
  Banker's Trust  Sale of 67,247 shares of Rayonier Inc.
      Company     Common Shares                                        $        --  $ 2,953,174  $2,403,271  $2,953,174  $  549,903
                                                                       ===========  ===========  ==========  ==========  ==========

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into Rayonier Inc.'s previously filed Registration Statement on Form S-8 (File No. 33-65291).



                                    ARTHUR ANDERSEN LLP


Stamford, Connecticut
June 25, 1999

                                   SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Income Plan Committee for the Employees Retirement Income Plans for Rayonier Inc. has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.




                   Rayonier Investment and Savings Plan for Salaried Employees
                   -----------------------------------------------------------
                                       (Name of Plan)

                             By: Rayonier Inc. Plan Administrator

Date June 29, 1999         By            JOHN P. O'GRADY
     ----------------         ------------------------------------------
                                         John P. O'Grady
                             Senior Vice President, Administration